FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 6 November 2004 – 12 November 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

First Quarter Result to 30 September 2004

1.1	Condensed Financial Statements
1.2	Management Commentary
1.3	Appendix One plus Annexure One
1.4	Appendix Seven

Media Releases

2.1	Telecom first quarter result on track
2.2	Figures show it really is the “Year of Broadband”

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the twelve months ended 30 September 2004

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	1,024	344	13	10	1,391
Internal revenue	—	—	—	—	—

Total revenue	1,024	344	13	10	1,391
Segment result	368	(6)	15	(5)	372
Segment assets	5,857	1,086	1,117	(538)	7,522

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Australian Support Costs NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	810	187	35	167	181	—	1	10	1,391
Internal revenue	2	—	51	—	5	—	—	(58)	—

Total revenue	812	187	86	167	186	—	1	(48)	1,391
Segment result	361	37	10	33	52	(93)	(38)	10	372
Segment assets	2,849	426	741	133	93	1,017	3,543	(1,280)	7,522

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the twelve months ended 30 September 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	936	372	13	—	1,321
Internal revenue	—	—	—	—	—

Total revenue	936	372	13	—	1,321
Segment result	367	(8)	—	(14)	345
Segment assets	6,359	1,480	1,168	(1,328)	7,679

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Australian Support Costs NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	748	162	40	173	196	—	2	—	1,321
Internal revenue	6	1	51	6	5	—	—	(69)	—

Total revenue	754	163	91	179	201	—	2	(69)	1,321
Segment result	360	26	6	30	51	(90)	(38)	—	345
Segment assets	3,037	564	680	116	179	1,230	3,404	(1,531)	7,679

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities	Number of pages including this one
New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	(Please provide any other relevant details on additional pages)	1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors’ resolution	DIRECTORS’ RESOLUTION

Contact phone number	(04) 4989293	Contact fax number	(04) 4989430	Date	4/11/04

Nature of event	Bonus	☐ If ticked,			Rights Issue
Tick as appropriate	Issue	state whether:	Taxable ☐ / Non Taxable ☐	Conversion ☐ Interest ☐	Renouncable __________________

Rights Issue	Capital	If ticked, state		Full
non-renouncable	☐ change ☐ Call ☐ Dividend	☑ whether:	Interim ☑	Year ☐	Special _______________

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4 If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	____________________	Ratio, e.g 1 for 2	☐	for	_____________

Conversion, Maturity, Call
Payable or Exercise Date				Treatment of Fractions
	Enter N/A if not applicable	Tick if pari passu	☐	OR	provide an explanation
Strike price per security for any issue in lieu or date					of the
Strike Price available.					ranking

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents
Amount per security	9.5 CENTS	Source of Payment		RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details -Listing Rule 7.12.7	Amount per security in dollars and cents	$0.016765

Total monies	$184,596,617		Date Payable	10 December, 2004

Taxation				Amount per Security in Dollars and cents to six decimal places

In the case of a taxable	N/A
bonus issue state strike price		Resident Withholding Tax	NIL	Credits (Give details)	$0.046791

Timing		(Refer Appendix 8 in the Listing Rules)

Record Date 5pm				Application Date

For calculation of entitlements - must be the last business day of a week				Also, Call Payable, Dividend / Interest Payable,
		26/11/04 AUST & NZ; 25/11/04 USA		Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	10/12/04 AUST & NZ; 17/12/04 USA

Notice Date				Allotment Date

Entitlement letters, call notices, conversion notices mailed				For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date:	Security
Commence Quoting Rights:	Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security
Cease Quoting Old Security 5pm:	Code:

MANAGEMENT COMMENTARY

5 November 2004

Results for the quarter ended 30 September 2004

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated. The financial statements for the quarter ended 30 September 2004 are unaudited.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $193 million for the quarter ended 30 September 2004 (“Q1 2004-05”) compared to $162 million for the quarter ended 30 September 2003 (“Q1 2003-04”).

Reported results are summarised in the table below.

	Quarter ended 30 September
Telecom Group Reported Earnings	2004 $ m	2003 $ m	Change %
Operating revenues	1,381	1,321	4.5
Abnormal revenue	10	—	NM

Total revenue	1,391	1,321	5.3
Operating expenses	(827)	(767)	7.8

EBITDA*	564	554	1.8
Depreciation	(174)	(192)	(9.4)
Amortisation	(18)	(17)	5.9

Earnings before interest and tax	372	345	7.8
Net interest expense	(74)	(91)	(18.7)

Earnings before tax	298	254	17.3
Tax expense	(104)	(92)	13.0
Minority interest	(1)	—	NM

Net earnings	193	162	19.1

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM	= Not a Meaningful Comparison

Reported net earnings for Q1 2004-05 represented earnings per share (“EPS”) of 10.0 cents, compared to 8.5 cents per share for Q1 2003-04, an increase of 17.6%.

Reported net earnings for Q1 2004-05 include an abnormal gain on sale of certain Telecom retail stores. In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to Australian retailer Leading Edge Group for $16.4 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Adjusting for this abnormal item, adjusted net earnings for Q1 2004-05 were $183 million, an increase of $21 million (13.0%) compared to the prior period. This represents adjusted EPS of 9.4 cents for Q1 2004-05, an increase of 10.6% compared to the EPS for Q1 2003-04.

This adjustment is shown in the table below.

	Quarter ended 30 September
Adjustments to Earnings	2004 $ m	2003 $ m	Change %
Reported net earnings	193	162	19.1
Less:
Gain on sale of retail stores	(10)	—

Adjusted net earnings	183	162	13.0

Telecom’s adjusted earnings are summarised in the table below.

	Quarter ended 30 September
Telecom Group Adjusted Earnings	2004 $ m	2003 $ m	Change %
Operating revenues	1,381	1,321	4.5
Operating expenses	(827)	(767)	7.8

EBITDA*	554	554	—
Depreciation	(174)	(192)	(9.4)
Amortisation	(18)	(17)	5.9

Earnings before interest and tax	362	345	4.9
Net interest expense	(74)	(91)	(18.7)

Earnings before tax	288	254	13.4
Tax expense	(104)	(92)	13.0
Minority interest	(1)	—	NM

Adjusted net earnings	183	162	13.0

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM	= Not a Meaningful Comparison

Earnings growth for the quarter reflected revenue growth, lower depreciation and net interest while tax and operating expenses increased.

The Group recorded growth in operating revenues (excluding abnormal items) of $60 million (4.5%) for Q1 2004-05 with revenue growth in the New Zealand operations partly offset by lower operating revenue in the Australian operations.

The decrease in net interest expense is the result of lower debt levels, as operating cash flows have been utilised to repay debt.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

	Quarter ended 30 September
Telecom Group Result	2004 $ m	2003 $ m	Change %
Operating Revenues
Local Service	278	283	(1.8)
Calling	344	368	(6.5)
Interconnection	48	48	—
Cellular and other mobile	205	202	1.5
Data, internet and solutions	316	242	30.6
Other operating revenue	190	178	6.7
Abnormal revenue	10	—	NM

	1,391	1,321	5.3
Operating expenses
Labour	178	145	22.8
Cost of sales	409	380	7.6
Other operating expenses	240	242	(0.8)

	827	767	7.8
EBITDA*	564	554	1.8
Depreciation	174	192	(9.4)
Amortisation	18	17	5.9

Depreciation and amortisation	192	209	(8.1)
Earnings before interest and tax	372	345	7.8
Net interest expense	74	91	(18.7)
Income tax expense	104	92	13.0
Minority interest	1	—	NM

Net earnings	193	162	19.1

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM	= Not a Meaningful Comparison

Total operating revenue of $1,391 million for Q1 2004-05 increased by $70 million (5.3%) compared to Q1 2003-04. The growth is primarily due to the acquisitions of Gen-i (effective 1 July 2004) and Computerland (effective 1 September 2004) which increased solutions revenue by $56 million. Growth in cellular and other mobile revenue of $19 million in the NZ Operations was largely offset by lower mobile revenue in the Australian Operations. Growth in other operating revenue reflects increased resale revenue in Australia and project Probe revenue as a contribution from the Government towards the regional broadband extension programme in New Zealand. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Operating expenses of $827 million increased by $60 million (7.8%) for Q1 2004-05. The increase in labour expense reflects the growth in personnel numbers due to the acquisitions of Gen-i and Computerland which have contributed an additional 904 staff. The increase in cost of sales is driven by the NZ Operations due to mobile acquisitions, upgrades, dealer commissions, cellular interconnection and Jetstream connections, combined with the acquisitions of Gen-i and

Computerland. This increase in New Zealand has been partly offset by lower cost of sales in the Australian Operations.

Depreciation is $18 million (9.4%) lower than in the prior comparable period largely due to the partial impairment of the TDMA mobile network recognised in Q4 2003-04.

Net interest expense decreased by $17 million (18.7%) for Q1 2004-05 due to lower debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt decreased by $41 million for the quarter from 30 June 2004 to 30 September 2004.

Income tax expense increased by $12 million (13.0%) representing an effective tax rate of 34.9% for Q1 2004-05 compared to 36.2% for Q1 2003-04. The effective tax rate is lower in the current period due to the gain on sale of the retail stores not being subject to tax.

Net earnings of $193 million, including the abnormal gain from sale of the Telecom retail stores, increased by $31 million (19.1%) compared to Q1 2003-04.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian operations maintain a business and consumer customer segmentation therefore segment contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investments in AAPT, Gen-i and Computerland is also included in Corporate and Other.

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for Q1 2004-05 were $362 million, compared to $345 million for Q1 2003-04. The following table details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
NZ Operations
Operating revenues	1,052	965	9.0
Operating expenses	(510)	(420)	21.4

EBITDA*	542	545	(0.6)
Depreciation and amortisation	(134)	(153)	(12.4)

Earnings from operations	408	392	4.1
Australian Operations
Operating revenues	353	374	(5.6)
Operating expenses	(321)	(343)	(6.4)

EBITDA*	32	31	3.2
Depreciation and amortisation	(40)	(40)	—

Earnings from operations	(8)	(9)	(11.1)
Corporate and Other
Operating revenues	1	2	(50.0)
Operating expenses	(21)	(24)	(12.5)

EBITDA*	(20)	(22)	(9.1)
Depreciation and amortisation	(18)	(16)	12.5

Earnings from operations	(38)	(38)	—
Eliminations #
Operating revenues	(25)	(20)	25.0
Operating expenses	25	20	25.0

EBITDA*	—	—	—
Depreciation and amortisation	—	—	—

Earnings from operations	—	—	—
Telecom Group
Operating revenues	1,381	1,321	4.5
Operating expenses	(827)	(767)	7.8

EBITDA*	554	554	—
Depreciation and amortisation	(192)	(209)	(8.1)

Earnings from operations	362	345	4.9

*	Earnings before Interest, Taxation, Depreciation and Amortisation

#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	432	480	(10.0)
Investing activities	(295)	(241)	22.4
Financing activities	(191)	(264)	(27.7)

Net cash flow	(54)	(25)	116.0

Net cash flows from operating activities decreased by $48 million (10.0%) due to increased payments to suppliers and employees partly offset by lower cash receipts from customers and lower interest payments compared to the prior period.

The net cash outflow for investing activities increased by $54 million (22.4%) reflecting the purchase of subsidiaries Gen-i and Computerland in the current period, partly offset by lower outflows from the purchase of short-term investments compared to the prior period.

The net cash outflow for financing activities decreased of 27.7% largely due to decreased repayment of debt compared to the prior period, partly offset by an increase in the dividend paid reflecting a revised dividend policy.

Net debt decreased by $41 million from $3,756 million at 30 June 2004 to $3,715 million at 30 September 2004. Further discussion of group cash flows is provided on page 34.

DIVIDENDS

Telecom will pay a fully imputed first quarter dividend of 9.5 cents per ordinary share (“cps”) in December 2004. The dividend for the quarter ended 30 September 2003 was 5.0 cps.

First Quarter Dividends
Ordinary Shares	9.5 cents
American Depositary Shares	*US 50.89 cents
Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.68 cents
Per American Depositary Share	*US 8.98 cents
“Ex” dividend dates
New Zealand Exchange	29 November 2004
Australian Stock Exchange	22 November 2004
New York Stock Exchange	23 November 2004
Books closing dates
New Zealand, Australian Stock Exchanges	26 November 2004
New York Stock Exchange	25 November 2004
Payment dates
New Zealand, Australia	10 December 2004
New York	17 December 2004

*	Based on an exchange rate at 30 September 2004 of NZ$1.00 to US$0.6696

Revised Dividend Policy

Telecom announced a revised dividend policy in August 2004, the minimum targeted annual pay-out ratio being increased from 70% to 75% of net earnings (after adding back amortisation and relevant non-cash items), effective 1 July 2004. This reflected the Board’s belief that, in the medium term, an increase in recurring dividends is the optimal method to return excess cash to shareholders. The change in dividend policy was intended to signal the Board’s confidence in Telecom’s business outlook and its commitment to continue to actively review the quantum of shareholder distributions over time.

For the year ended 30 June 2005, Telecom expects a pay-out ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items). Subject to there being no material adverse change in circumstances or operating outlook, dividends for each of the first three quarters of the year ended 30 June 2005 will be 9.5 cps. The dividend for the fourth quarter will be set to reflect the full year expected pay-out ratio.

It is expected that dividends will continue to be fully imputed.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the Plan will be priced at the prevailing market price (that is, no discount will be applied). It is the Board’s intention to review the Dividend Reinvestment Plan before 30 June 2005.

Long-Term Capital Management

In determining the appropriate level of dividend pay-out the Board has taken account of the interests of shareholders and debt holders, the potential impact on the Company’s credit ratings and the expected capital requirements for the business. As noted previously, the Board is committed to Telecom maintaining an “A” credit rating and the dividend policy is designed to ensure this objective is met. As a guide, the Board would expect Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The level of future shareholder distributions will continue to be reviewed in the context of the risks associated with Telecom’s financial performance, macroeconomic conditions and maintenance of the “A” rating.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT and communications solutions and directories publishing.

The results for NZ Operations are set out in the table below.

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Operating revenues
Local Service	267	270	(1.1)
Calling	227	248	(8.5)
Interconnection	38	32	18.8
Cellular and other mobile	166	147	12.9
Data, internet and solutions	244	169	44.4
Directories	57	55	3.6
Other operating revenue	33	29	13.8
Internal revenue	20	15	33.3

	1,052	965	9.0
Operations and support expenses
Labour	121	90	34.4
Cost of sales	213	160	33.1
Other operating expenses	170	165	3.0
Internal expenses	6	5	20.0

	510	420	21.4
EBITDA	542	545	(0.6)
Depreciation	132	151	(12.6)
Amortisation	2	2	—

Earnings from operations	408	392	4.1

Earnings from operations of $408 million for Q1 2004-5 increased by $16 million (4.1%) compared to Q1 2003-04.

Operating revenues increased by $87 million (9.0%), with increased cellular and other mobile, data, internet and solutions, and interconnection revenues being partly offset by declines in calling and local service revenues.

Included in the data, internet and solutions revenue growth of $75 million (44.4%) was $56 million revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004). Excluding the Gen-i and Computerland revenue, underlying data, internet and solutions revenue grew by $19 million (11.2%) due to the continued uptake of Jetstream (Telecom’s ADSL service) and growth in the underlying Solutions business.

Interconnection revenue growth was substantially due to increased mobile data volumes. The increase in cellular and other mobile revenue was due to strong growth in mobile data and higher handset sales revenue.

NZ OPERATIONS

The decrease in calling revenue was mainly due to the impact of substitution and competitive pressure reducing national and international calling revenue. The decrease in local service revenue was due largely to a decline in call volumes, reflecting product substitution.

Operations and support expenses increased by $90 million (21.4%) compared with Q1 2003-04. Included in this increase were $54 million of expenses from the recently acquired Gen-i and Computerland businesses. In addition to the Gen-i and Computerland expenses, NZ operations experienced labour cost growth due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales driven by higher handset sales and higher cellular interconnection cost resulting from increased data volumes.

Depreciation expense decreased by $19 million (12.6%) principally due to the $110 million impairment charge recognised on the TDMA mobile network in Q4 2003-04 and a lower asset base.

Further analysis of the NZ Operations result follows.

Local Service Revenue

Local service revenue has decreased by $3 million (1.1%) in Q1 2004-05 compared to Q1 2003-04. This decrease is due to a $4 million (14.8%) decline in local call revenues. This decline is due largely to an 11.2% decline in call volumes as a result of competitive pressure, combined with businesses migrating from dial-up to Jetstream.

	Quarter ended 30 September
	2004	2003	Change %
Business & residential access
Revenue ($m)	225	225	—
Access lines
Residential (000s)	1,424	1,421	0.2
Business Lines :
Retail (000s)	266	286	(7.0)
Wholesale (000s)	38	17	123.5

Total Business (000s)	304	303	0.3
Centrex lines (000s)	71	77	(7.8)
Local calls*
Revenue ($m)	23	27	(14.8)
Call minutes (m)	711	801	(11.2)
Smartphone, messaging and call track
Revenue ($m)	19	18	5.6

Total Local Service Revenue	267	270	(1.1)
Retail Local Service ($m)	259	266	(2.6)
Wholesale Local Service ($m)	8	4	100.0

	267	270	(1.1)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %

Calling revenue
National	160	166	(3.6)
International	57	71	(19.7)
Other	10	11	(9.1)

	227	248	(8.5)

National Calling Revenue

Total national calling revenue (including national calls, calls to cellular networks, and national 0800) decreased by $6 million (3.6%) compared to the corresponding period in the prior year. Revenue from national calls decreased by 9.4% principally as a result of lower call minutes. The decrease in call minutes is partly due to e-mail, internet and mobile substitution (including text messaging) from traditional voice calling and partly due to competitive pressure in retail and wholesale.

Revenue from calls to cellular networks remained stable compared to the corresponding period in the prior year with a 6.0% increase in call minutes offset by 5.7% lower average prices. National 0800 revenue was stable for the quarter.

	Quarter ended 30 September
	2004	2003	Change %
National calls
Revenue ($m)	58	64	(9.4)
Call minutes (m)	482	536	(10.1)
Average price (cents)	12.0	11.9	0.8
Calls to cellular networks
Revenue ($m)	73	73	—
Call minutes (m)	176	166	6.0
Average price (cents)	41.5	44.0	(5.7)
National 0800
Revenue ($m)	26	26	—
Call minutes (m)	164	168	(2.4)
Average price (cents)	15.9	15.5	2.6
Operator services
Revenue ($m)	3	3	—

Total National Calling Revenue	160	166	(3.6)
Retail National Calling	154	159	(3.1)
Wholesale National Calling	6	7	(14.3)

	160	166	(3.6)

NZ OPERATIONS

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originate on other carriers’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Quarter ended 30 September
	2004 $m	2003 $m	Change %

International calling revenue
International outward	33	40	(17.5)
International inward	15	20	(25.0)
International transits	9	11	(18.2)

	57	71	(19.7)

International calling revenue decreased by $14 million (19.7%) compared to the corresponding period in the prior year. An analysis of volumes and price is shown below.

	Quarter ended 30 September
	2004	2003	Change %
Outwards calls
Revenue ($m)	33	40	(17.5)
Call minutes (m)	138	151	(8.6)
Average price (cents)	23.9	26.5	(9.8)
Retail Outward Calls ($m)	31	36	(13.9)
Wholesale Outward Calls ($m)	2	4	(50.0)

	33	40	(17.5)
Inwards calls
Revenue ($m)	15	20	(25.0)
Call minutes (m)	219	232	(5.6)
Average price (cents)	6.8	8.6	(20.9)
Transit call margin
Revenue ($m)	9	11	(18.2)
Call minutes (m)	402	386	4.1
Average price (cents)	2.2	2.8	(21.4)

NZ OPERATIONS

Outwards calling revenue decreased by 17.5% for the current quarter due to a combination of lower average prices, reflecting competitive pressure, and 8.6% lower call volumes due largely to the impact of competition.

Inwards calling revenue for the current quarter decreased by 25.0%, driven by lower average prices and lower call minutes. The decrease in average price was largely due to an appreciation in the average NZD:USD exchange rate – the average exchange rate for the quarter was 12% higher than in the prior corresponding period. While reducing revenue, the stronger NZD also results in an equivalent reduction in outpayment costs.

The net external margin from transit traffic decreased by 18.2% compared to the corresponding period in the prior year. The current period decline was due to the stronger New Zealand dollar and lower per minute margins reflecting market pressure.

Interconnection Revenue

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %

Interconnection
PSTN interconnection	18	17	5.9
Cellular interconnection	20	15	33.3

Total	38	32	18.8

Interconnection revenue increased by $6 million (18.8%) compared to the corresponding period in the prior year. The increase is principally due to mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Cellular and Other Mobile” section below.

NZ OPERATIONS

Cellular and Other Mobile Revenue

	Quarter ended 30 September
	2004	2003	Change %
Cellular and other mobile revenue ($m)
Voice revenue	125	120	4.2
Data revenue	22	10	120.0

Cellular revenue	147	130	13.1
Other mobile	19	17	11.8

Total cellular and other mobile	166	147	12.9

Call minutes (m)	295	274	7.7
Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	74.8	74.7	0.1
Prepaid	8.9	6.5	36.9
Total	36.4	34.6	5.2
Voice	30.9	32.0	(3.4)
Data	5.5	2.7	103.7
CDMA	59.0	76.4	(22.8)
TDMA	11.8	17.0	(30.6)

Total ARPU including interconnection	50.9	49.4	3.0

Cellular revenue increased by $17 million (13.1%) for Q1 2004-05 compared to Q1 2003-04. This increase reflected growth in data revenue (120%) through higher data volumes. Voice revenues have increased resulting from a higher connection base in Q1 2004-05 compared to Q1 2003-04.

Other mobile revenue increased 11.8% for Q1 2004-05 as a result of higher handset sales revenue, partly due to increased sales following the relocation and refurbishment of Telecom Retail outlets.

Cellular and other mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Call minutes for Q1 2004-05 increased 7.7% primarily due to an increase in the connection base.

Total ARPU (excluding interconnection) for Q1 2004-05 grew 5.2% due to data revenue growth following increased data volumes. Post-paid ARPUs were relatively stable while prepaid ARPUs increased by 36.9% due to higher data revenues. CDMA ARPUs have decreased due to a higher proportion of prepaid connections in the CDMA base.

Revenue from CDMA connections increased by 53% for the current quarter and now comprises approximately 85% of total cellular revenues.

Total ARPU including interconnection for the current year increased by 3.0% compared to the prior period (interconnection includes a notional revenue for PSTN calls to Telecom cellular networks based on market rates).

NZ OPERATIONS

	30 September 2004			30 September 2003
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Cellular connections at period end (000s)
CDMA
CDMA One	81	104	185	153	88	241
IXRTT	366	200	566	145	24	169

Total CDMA connections	447	304	751	298	112	410
Three month active base (%)	100	95	98	100	97	99
TDMA
Analogue	37	264	301	45	385	430
Digital	88	222	310	181	249	430

Total TDMA connections	125	486	611	226	634	860
Three month active base (%)	100	78	82	100	82	87
Internal connections (CDMA)	5	—	5	5	—	5

Total Connections	577	790	1,367	529	746	1,275

Total connections of 1,367,000 at 30 September 2004 grew by 92,000 (7.2%) over the 12 month period from 1,275,000 at 30 September 2003 and by 15,000 (1.1%) from 1,352,000 at 30 June 2004. Of the September 2004 total connection base, 42.2% were postpaid connections, while 57.8% were prepaid connections.

Telecom had approximately 756,000 CDMA connections (including internal connections) at 30 September 2004, comprising 55% of total connections. CDMA connections have increased by 341,000 (82.2%) over the 12 month period from 415,000 at 30 September 2003, with post-paid connections increasing by 149,000 and prepaid connections by 192,000. CDMA connections increased by 89,000 (13.3%) over the current quarter from 667,000 at 30 June 2004 compared with growth of 75,000 in Q4 2003-04. Of the CDMA connection base, 59.8% were postpaid subscribers and 40.2% were prepaid connections.

Data, Internet and Solutions Revenue

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %

Data	138	123	12.2
Internet	34	34	—
Solutions	72	12	500.0

	244	169	44.4

NZ OPERATIONS

Data Revenue

Data revenue of $138 million for Q1 2004-05 grew by $15 million (12.2%) compared to the corresponding period in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %

Data revenue
Jetstream	31	19	63.2
Managed IP Data Services
Lanlink	22	20	10.0
Private office and high speed data	8	4	100.0
Other IP Data	2	—	NM

	32	24	33.3
Traditional Data Services:
Frame relay	8	7	14.3
Digital Data Services	19	21	(9.5)
ISDN	25	24	4.2
Leased data services	12	15	(20.0)
IP Net / Netgate	2	3	(33.3)
Miscellaneous data	9	10	(10.0)

	75	80	(6.3)

Total data revenue	138	123	12.2
Retail data	117	101	15.8
Wholesale data	21	22	(4.5)

	138	123	12.2

Data Connections (000s)
Jetstream Connections:
Residential	98	49	100.0
Business	41	30	36.7

	139	79	75.9
Retail	102	50	104.0
Resale and Wholesale	37	29	27.6

	139	79	75.9

NM: Not a Meaningful Comparison

Data revenue growth has been driven by increased Jetstream revenue and managed IP data services, while traditional data services have declined.

Jetstream revenue increased by $12 million (63.2%) compared to the corresponding period in the prior year, driven by the continued uptake of Telecom’s Jetstream service. Total Jetstream connections of approximately 139,000 at 30 September 2004 increased by 60,000 (75.9%) from September 2003. Residential connections at September 2004 included approximately 24,000 connections on low speed plans (i.e less than 256 kilobytes per second), a decrease of approximately 13,000 from September 2003. These low speed connections are being progressively migrated to high speed plans (greater than 256 kilobytes per second). Excluding these low speed plans, Telecom has 115,000 broadband customers at 30 September 2004.

NZ OPERATIONS

Managed IP data services revenue increased by $8 million (33.3%) compared to the prior corresponding period. Lanlink growth of $2 million was due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office and high speed data growth of $4 million reflects growth in private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue declined by $5 million (6.3%) compared to Q1 2003-04 largely due to product substitution as customers migrate to Jetstream and Managed IP data services.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $16 million (15.8%) for the period due to revenue growth in Jetstream, Lanlink, Private Office, and ISDN products. Wholesale data revenue was relatively stable for the current period.

Internet Revenue

	Quarter ended 30 September
	2004	2003	Change %
Internet revenue
Internet revenue ($m)	34	34	—
Active dial-up customers at period end (000s)	434	434	—
Total dial-up hours (m)	41.1	46.3	(11.2)
Average hours per active customer per month	31.6	35.7	(11.5)

Internet revenue of $34 million was stable compared to the prior corresponding period, reflecting an unchanged customer base. Dial-up customer numbers were stable as new customers were offset by existing customers migrating to broadband Jetstream products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue of $72 million increased by $60 million (500%) for Q1 2004-05 compared with Q1 2003-04. Included in the revenue growth was $56 million revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004). Excluding these acquisitions, Solutions revenue grew $4 million (33.3%) due to growth in the underlying ICT business.

Directories Revenue

Directories revenue of $57 million for Q1 2004-05 increased by $2 million (3.6%) compared to the corresponding period in the prior year, driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Other operating revenue
Equipment sales	10	12	(16.7)
Other International	7	7	—
TSO revenue	4	4	—
Probe revenue	5	—	NM
Other miscellaneous revenue	7	6	16.7

	33	29	13.8

NM: Not a Meaningful Comparison

Other operating revenue of $33 million for Q1 2004-05 increased by $4 million (13.8%) compared to Q1 2003-04. The increase was largely due to $5 million of project Probe revenue as a contribution from the Government towards the regional broadband extension programme, partly offset by lower equipment sales revenue.

Internal Revenue

Internal revenue of $20 million for Q1 2004-05 increased by $5 million (33.3%) compared to Q1 2003-04. The revenue growth was due to higher outbound calling revenues terminated on behalf of the Australian Operations.

Operations and Support Expenses

Labour

	Quarter ended 30 September
	2004	2003	Change %
Labour ($m)	121	90	34.4
Personnel numbers
Total staff at 30 September	6,019	4,708	27.8

Labour expense increased by $31 million (34.4%) for Q1 2004-05 compared to Q1 2003-04. Included within this increase was labour expense of the recently acquired Gen-i and Computerland businesses of $19 million. Excluding Gen-i and Computerland, total labour costs increased by $12 million (13.3%), with the increase due to increased resources focussed on key customer related areas, increased investment in the Solutions business and a combination of salary increases in line with market movements.

Personnel numbers of 6,019 at 30 September 2004 increased by 1,311 compared to 30 September 2003 of which 904 results from the Gen-i and Computerland acquisitions.

NZ OPERATIONS

Cost of Sales

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Cost of sales
Mobile acquisitions, upgrades and dealer commissions	54	39	38.5
Land to mobile, mobile to 0800 interconnection	29	31	(6.5)
Cellular interconnection	24	18	33.3
International interconnection	4	5	(20)
International cost of sales	39	38	2.6
Solutions	36	6	500.0
Data, equipment, directories & other	27	23	17.4

	213	160	33.1

Cost of sales increased by $53 million (33.1%) in Q1 2004-05 compared to Q1 2003-04. Included within this increase was cost of sales associated with solutions revenue in the recently acquired Gen-i and Computerland businesses of $31 million. Excluding Gen-i and Computerland, total cost of sales increased by $22 million (13.8%), with the increase predominantly in mobile acquisitions, upgrades, dealer commissions and cellular interconnection.

Mobile acquisitions, upgrades and commissions increased $15 million (38.5%) driven by growth in connections. Cellular interconnection costs also increased due to increased data volumes. International interconnection costs were relatively stable when compared to Q1 2003-04. International cost of sales increased by $1 million (2.6%) for the quarter, with the decrease from the stronger NZD (refer to the “International Calling Revenue” section above) offset by increased costs associated with terminating higher outbound calling revenues on behalf of the Australian Operations.

Data, equipment, directories and other costs increased $4 million (17.4%) in Q1 2004-05 largely due to increased costs associated with data revenue (as a result of growth in Jetstream connections), higher directories cost of sales and other miscellaneous cost of sales related to revenue growth.

NZ OPERATIONS

Other Operating Expenses

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Other operating expenses
Direct costs
Direct contractor costs	36	36	—
International cable maintenance and restoration	3	4	(25.0)
Support contracts and other direct costs	22	22	—

Total direct costs	61	62	(1.6)
Computer costs	33	34	(2.9)
Advertising, promotions and communications	24	21	14.3
Accommodation costs	18	16	12.5
Outsourcing	7	7	—
Travel	5	3	66.7
Bad Debts	4	4	—
Other	18	18	—

	170	165	3.0

Other operating expenses of $170 million for Q1 2004-05 increased by $5 million (3.0%) compared to Q1 2003-04.

Direct costs decreased by $1 million (1.6%) with a minor variance in international cable maintenance. Direct contractor costs were stable for the quarter, with savings generated from the rationalisation of maintenance and provisioning contracts offset by increased provisioning costs associated with higher jetstream connections.

Advertising, promotions and communications costs increased $3 million (14.3%) as a result of significant promotional activity predominantly in the mobile and Jetstream product areas. Accommodation costs increased by $2 million (12.5%) relating to increased resources, including Gen-i and Computerland.

NZ OPERATIONS

Depreciation and Amortisation

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Depreciation and amortisation
Depreciation
Wired	90	95	(5.3)
Wireless	26	38	(31.6)
International	16	18	(11.1)

	132	151	(12.6)
Amortisation	2	2	—

	134	153	(12.4)

Depreciation and amortisation of $134 million for Q1 2004-05 decreased by $19 million (12.4%) compared to Q1 2003-04. Of this $19 million decline in depreciation, $5 million relates to the Wired Business (due largely to a lower asset base), $12 million relates to the Wireless business (due largely to the impairment on the TDMA mobile network recorded in Q4 2003-04), and $2 million relates to the International business.

The decrease in International depreciation is primarily due to a reduction in the amount of accelerated depreciation on international cables - the corresponding prior period included an allowance for accelerated depreciation due to the earlier than previously estimated closure of a number of smaller cables. This decrease was partly offset by an increase in depreciation of recently acquired Southern Cross capacity.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Operating revenues
Local Service	11	13	(15.4)
Calling	117	120	(2.5)
Cellular and other mobile	39	55	(29.1)
Interconnection	10	16	(37.5)
Data and internet	72	73	(1.4)
Resale	82	74	10.8
Other operating revenue	17	18	(5.6)
Internal revenue	5	5	—

	353	374	(5.6)
Operating expenses
Labour	46	45	2.2
Cost of sales	196	218	(10.1)
Other operating expenses	60	65	(7.7)
Internal expenses	19	15	26.7

	321	343	(6.4)
EBITDA	32	31	3.2
Depreciation	39	38	2.6
Amortisation	1	2	(50.0)

Loss from operations	(8)	(9)	(11.1)
Segment Contribution
Australian Consumer	33	30	10.0
Australian Business	52	51	2.0
Support Functions	(53)	(50)	(6.0)

EBITDA	32	31	3.2

Reported New Zealand Dollar (“NZD”) results for Australian Operations are impacted by movements in exchange rates. Revenue for Q1 2004-05 was reduced by approximately $15 million as a result of a strengthening NZD, with the average exchange rate increasing 4.6% compared to the previous corresponding period. There was a similar impact on reported NZD expenses.

Australian Operations in Australian dollars

	Quarter ended 30 September
	2004 A$ m	2003 A$ m	Change %
Operating revenues
Local Service	10	11	(9.1)
Calling	107	106	0.9
Cellular and other mobile	37	49	(24.5)
Interconnection	10	14	(28.6)
Data and internet	67	65	3.1
Resale	75	66	13.6
Other operating revenue	16	16	—
Internal revenue	4	5	(20.0)

	326	332	(1.8)
Operating expenses
Labour	42	39	7.7
Cost of sales	180	192	(6.3)
Other operating expenses	58	58	—
Internal expenses	17	15	13.3

	297	304	(2.3)
EBITDA	29	28	3.6
Depreciation	35	35	—
Amortisation	1	1	—

Loss from operations	(7)	(8)	(12.5)
Segment Contribution
Australian Consumer	31	26	19.2
Australian Business	48	47	2.1
Support Functions	(50)	(45)	(11.1)

EBITDA	29	28	3.6

An analysis of Australian Operations results by segment follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

In the year ended 30 June 2004, AAPT reorganised its operations to, among other things, focus the Business and Consumer groups on sales and marketing activities. Operational activities, including contact centres, IT, network provisioning and other functions were transferred out of the Business and Consumer groups into enabling groups that support both segments. Allocation of these shared costs between Consumer and Business segments is no longer considered to be meaningful. Accordingly, Consumer and Business results are now reported down to a contribution margin (revenues less directly attributable costs) with shared costs reported separately in a Support Functions category.

Comparatives have been restated to align with the current organisational structure and trading model.

Q1 2004-05 includes $5 million of additional call centre costs incurred due to a very strong response to AAPT’s new capped-rate consumer offering. These costs were incurred in both the Consumer segment and Support Functions.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Quarter ended 30 September
	2004 A$ m	2003 A$ m	Change %
Operating revenues
Calling	53	53	—
Cellular and other mobile	31	41	(24.4)
Data and internet	4	3	33.3
Resale	67	56	19.6

	155	153	1.3
Operating expenses
Labour	3	3	—
Cost of sales	99	100	(1.0)
Other operating expenses	20	22	(9.1)
Internal expenses	2	2	—

	124	127	(2.4)
Segment Contribution	31	26	19.2

Overview of Results

Revenues of $155 million for Q1 2004-05 increased by $2 million (1.3%) compared to the prior corresponding quarter. Resale revenue increased by 19.6%, driven by the continued growth in full service customers. Calling revenue remained flat, as increased calling volume was offset by price decreases. Mobile revenues declined due to the decision to move away from selling mobile as a stand-alone product and the transfer of the “No Plans” pre-paid customer base to Vodafone as part of the network services agreement renegotiation.

The Segment Contribution of $31 million for Q1 2004-05 increased by $5 million (19.2%) compared to the prior corresponding quarter. This increase was driven by a combination of gross margin growth and operating cost savings. The results for the latest quarter include $2 million of additional costs incurred due to the very strong response to AAPT’s new consumer offerings.

Average revenue per fixed-line customer increased by 1.6% compared to the prior comparative period. The fixed line customer base at 30 September 2004 of 488,000 increased by 8.4% compared to 30 September 2003 and by 1.7% compared to 30 June 2004. Full service customers increased by 22.2% and bundled customers increased by 63.1% compared to the prior comparative period.

AUSTRALIAN CONSUMER

Calling Revenue

	Quarter ended 30 September
	2004	2003	Change %
National calls
Revenue (A$m)	17	17	—
Call minutes (m)	199	178	11.8
Average price (A$ cents)	8.5	9.6	(11.5)
Calls to cellular networks
Revenue (A$m)	28	27	3.7
Call minutes (m)	72	66	9.1
Average price (A$ cents)	38.9	40.9	(4.9)
International calling revenue
Total International calling (A$m)	8	9	(11.1)
Call minutes (m)	39	40	(2.5)
Average price (A$ cents)	20.5	22.5	(8.9)

Total calling revenue (A$m)	53	53	—
Resale revenue (A$m)	67	56	19.6

Total calling and resale revenue (A$m)	120	109	10.1
Fixed line customer numbers (000s)	488	450	8.4
Average revenue per fixed line
customer (A$ per month)	82.0	80.7	1.6

In total, calling and resale revenue of $120 million for Q1 2004-05 grew $11 million (10.1%) from Q1 2003-04. This was driven by the growth in the customer base and the high acquisition rate of full service customers. The volume of minutes grew by 8.6% compared to the prior comparative quarter as a result of a combination of customer number growth and a reduction in international volume driven by the popularity of calling cards. Per minute pricing reduced by 8.2% compared to the prior comparative quarter driven by promotional activities and the introduction of capped calling and “all you can eat” type offers.

The customer base at 30 September 2004 grew by 8.4% compared to 30 September 2003. Average revenue per fixed line customer increased 1.6% for the same period primarily due to a combination of the success of the re-launch of full service offerings, promotional offers, and an increase in bundled customers. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. 16.4% of fixed line customers now buy mobile and / or internet services in addition to fixed line offerings, up from 11.0% in September 2003 and 12.4% in June 2004.

AUSTRALIAN CONSUMER

Cellular and Other Mobile Revenue

	Quarter ended 30 September
	2004	2003	Change %
Cellular and other mobile
Total mobile revenue (A$m)	31	41	(24.4)
Call minutes (millions)	34	50	(32.0)
Connections at period end (000s)
Postpaid	135	160	(15.6)
Prepaid	44	96	(54.2)

Total	179	256	(30.1)
ARPU (A$ per month)	57.7	53.4	8.1

Mobile revenue declined by $10 million (24.4%) compared to the prior corresponding period due to a combination of the transfer of the “No Plans” pre-paid base to Vodafone in January 2004 ($3 million), a reduction in the Optus post-paid base ($5 million) and a change in marketing strategy (moving away from selling mobile as a stand-alone product ($2 million)). These changes have resulted in a higher value customer mix and an increased ARPU. The “No Plans” offering was a resale product preceding AAPT Mobile’s own pre-paid offering. The resale agreement was a fixed term arrangement, with the customers transferring back to Vodafone at the end of the arrangement. Approximately 50,000 customers transferred to Vodafone.

Data and Internet Revenue

Data and internet revenue of $4 million for Q1 2004-05 increased $1 million (33.3%) compared to the prior corresponding period. This increase was the result of growth in dial-up internet, broadband internet and pay TV customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers grew from 26,000 to 66,000 (65%) across these products compared to the prior comparative period.

Operating Expenses

Labour

	Quarter ended 30 September
	2004	2003	Change %
Labour (A$m)	3	3	—
Personnel numbers
Total staff at 30 September	76	84	(9.5)

The labour expense of $3 million for Q1 2004-05 remained stable compared to the prior comparative period.

AUSTRALIAN CONSUMER

Cost of Sales

Cost of sales of $99 million for Q1 2004-05 decreased by $1 million (1.0%) primarily as a result of supplier negotiations and calling volume increases. Gross margin improved by 1.5% over the prior comparative period to 36.1%.

Other Operating Expenses

	Quarter ended 30 September
	2004	2003	Change %
Other operating expenses
Dealer commissions	9	7	28.6
Advertising, promotions and communications	5	7	(28.6)
Bad debts	4	6	(33.3)
Other	2	2	—

	20	22	(9.1)

Other operating expenses of $20 million for Q1 2004-05 decreased by $2 million (9.1%). Lower advertising costs due to the timing of advertising campaigns and reduced bad debt expense compared to Q1 2003-04 were partly offset by an increase in dealer commissions.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business segment includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Quarter ended 30 September
	2004 A$m	2003 A$m	Change %
Operating revenues
Local service	10	11	(9.1)
Calling	54	53	1.9
Cellular and other mobile	6	8	(25.0)
Interconnection	10	14	(28.6)
Data and internet	63	62	1.6
Resale	8	10	(20.0)
Other operating revenue	16	16	—
Internal revenue	4	5	(20.0)

	171	179	(4.5)
Operating expenses
Labour	15	16	(6.3)
Cost of sales	81	92	(12.0)
Other operating expenses	12	12	—
Internal expenses	15	12	25.0

	123	132	(6.8)
Segment Contribution	48	47	2.1

Overview of Results

Revenue of $171 million for Q1 2004-05 decreased by $8 million (4.5%) compared to the prior corresponding period. Volume growth across most product lines continues but is being offset by lower prices across most voice, data and internet products. International calling revenue increased in the current period, driven by wholesale growth.

The Segment Contribution of $48 million for Q1 2004-05 increased by $1 million (2.1%) compared to the prior corresponding period.

AUSTRALIAN BUSINESS

Calling Revenue

	Quarter ended 30 September
	2004	2003	Change %
National calls
Revenue (A$m)	17	19	(10.5)
Call minutes (m)	330	252	31.0
Average price (A$ cents)	5.2	7.5	(30.7)
Calls to cellular networks
Revenue (A$m)	23	24	(4.2)
Call minutes (m)	93	91	2.2
Average price (A$ cents)	24.7	26.4	(6.4)
International calling revenue
Revenue (A$m)	15	10	50.0
Call minutes (m)	129	86	50.0
Average price (A$ cents)	11.6	11.6	—

Revenue from national calls decreased by 10.5% compared to the prior corresponding period. Call minute growth is driven by wholesale inbound growth. This change in mix, coupled with pricing pressure on inbound and outbound sales, has driven the revenue reduction.

Revenue from calls to cellular networks decreased by 4.2% as volume increases were offset by price decreases.

International revenue increased due to a significant increase in call minutes. This was a consequence of growth in wholesale business with calling card providers.

Interconnection Revenue

Interconnection revenue of $10 million for Q1 2004-05 decreased $4 million (28.6%) compared to the prior corresponding period due to revenues from a short-term termination agreement in Q1 2003-04, which ceased in Q2 2003-04.

Data and Internet Revenue

Data and internet revenue of $63 million for Q1 2004-05 increased by 1.6% as successful growth in IP volumes in the wholesale & retail markets was largely offset by downward pressure on prices. AAPT has successfully developed a mid-market VoIP solution. During Q1, three pilot sites were contracted and are in the process of being provisioned.

Resale Revenue

Resale revenue of $8 million for Q1 2004-05 decreased $2 million (20.0%) compared to the prior corresponding period, primarily due to losing a corporate account in Q1 2003-04.

AUSTRALIAN BUSINESS

Operating Expenses

Labour

	Quarter ended 30 September
	2004	2003	Change %
Labour (A$m)	15	16	(6.3)
Personnel numbers
Total staff at 30 September	420	471	(10.8)

Labour costs decreased by $1 million (6.3%) compared to the prior corresponding period, mainly as a result of a 10.8% reduction in staff numbers.

Cost of Sales

Cost of sales of $81 million for Q1 2004-05 decreased by $11 million (12.0%) compared to the prior corresponding period. The decrease represents an improvement in gross margin from 49% of revenue in the prior period to 53% in the current period. This has been driven by a combination of a change in sales mix (with more traffic using AAPT’s own infrastructure) and the benefit of recent supplier negotiations.

Other Operating Expenses

	Quarter ended 30 September
	2004 A$m	2003 A$m	Change %
Other operating expenses
Direct costs	6	5	20.0
Bad debts	2	2	—
Accomodation and travel	1	1	—
Advertising, promotions and communications	1	1	—
Other	2	3	(33.3)

	12	12	—

Other operating expenses of $12 million for Q1 2004-05 were stable compared to the prior corresponding period.

SUPPORT FUNCTIONS

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business segments. An analysis of support function costs is provided in the table below.

	Quarter ended 30 September
	2004	2003	Change %
Labour (A$m)	24	20	20.0
Direct costs (A$m)	5	3	66.7
Other operating expenses (A$m)	21	21	—
Internal expenses (A$m)	—	1	(100.0)

Other operating expenses (A$m)	26	25	4.0
Segment Contribution	(50)	(45)	11.1
Personnel numbers
Total staff at 30 September	1,164	986	18.1

Labour

Labour costs increased by $4 million (20.0%) compared to the prior corresponding period, the result of an increase in contact centre staff (118), increases in IT staff (49) engaged in operational improvements and other minor movements (11).

Other Operating Expenses

Direct costs increased by $2 million compared to the prior corresponding period due to overflow to external call centres to cope with the volume of calls driven by the Consumer promotional offers. The results this quarter include $3 million of additional costs incurred due to the very strong response to AAPT’s consumer offerings.

Depreciation and Amortisation

	Quarter ended 30 September
	2004 A$m	2003 A$m	Change %
Depreciation & Amortisation
Depreciation	35	35	—
Amortisation	1	1	—

	36	36	—

Depreciation and amortisation expense was unchanged from the prior comparative period.

CORPORATE AND OTHER

Corporate and Other contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Quarter ended 30 September
	2004	2003	Change %
Revenue
Other operating revenue ( $m)	1	2	(50.0)
Operating expenses
Labour ($m)	11	10	10.0
Computer costs ($m)	2	3	(33.3)
Advertising ($m)	1	1	—
Other operating costs ($m)	7	10	(30.0)

	21	24	(12.5)
Depreciation and amortisation
Depreciation ( $m)	3	3	—
Amortisation of goodwill ( $m)	15	13	15.4

	18	16	12.5
Personnel numbers
Total staff at 30 September	265	245	8.2

Corporate revenue consists of dividend income of $1 million for Q1 2004-05 compared to $2m for Q1 2003-04.

Operating expenses decreased by $3 million (12.5%) for Q1 2004-05 as increased labour costs have been offset by lower computer and other costs (principally consultants and insurance).

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense of $74 million for Q1 2004-05 decreased by $17 million (18.7%) compared to Q1 2003-04. This reflects a reduction in net interest costs due to lower net debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt decreased by $41 million (1.1%) in the three month period from 30 June 2004 to 30 September 2004 - refer Liquidity and Capital Resources below.

TAXATION (CONSOLIDATED)

Income tax expense for Q1 2004-05 of $104 million has increased by $12 million (13.0%) compared to Q1 2003-04. The effective tax rate was 34.9% for Q1 2004-05, compared to 36.2% for Q1 2003-04. The rate was lower in the current period due to the gain on sale of the retail stores not being subject to tax.

The effective tax rate for the adjusted result (adjusting for the abnormal item in the current period) is 36.1% for Q1 2004-05 and 36.2% for Q1 2003-04. The effective tax rate in both periods is impacted by the amortisation of goodwill for accounting purposes which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
NZ Wired
Growth	44	36	22.2
Upgrades and replacements	15	9	66.7
New Investment
Product development	2	3	(33.3)
New network capability	8	9	(11.1)
New IS capability	16	6	166.7

Total New Investment	26	18	44.4
Total NZ Wired	85	63	34.9
NZ Wireless	13	8	62.5
International	3	3	—
Australian Operations	25	15	66.7
Corporate and Other	4	2	100.0

	130	91	42.9

Total capital expenditure of $130 million for Q1 2004-05 increased by $39 million (42.9%) compared to Q1 2003-04 with increased expenditure in all business areas except International, which remained stable.

The NZ Wired investment for growth of $44 million increased by $8 million (22.2%) driven largely by increased demand and coverage of broadband services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired upgrades and replacements investment of $15 million increased by $6 million (66.7%) driven largely by planned increased activity. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, cellphones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

NZ Wired investment in new capabilities of $26 million increased by $8 million (44.4%) primarily due to ongoing development and deployment of new network and IT infrastructure. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability). The increase in new capabilities reflects the increasing investment in new products supported and enabled by investment in the next generation network and IS platforms.

NZ Wireless investment of $13 million increased by $5 million (62.5%) due to continued investment in Telecom retail outlets and the rollout of enhanced mobile CDMA developments, and the commencement of the build-out of the EV-DO 3G mobile network upgrade.

Australian Operations investment of $25 million increased by $10 million (66.7%) compared to the prior corresponding period. The increase was driven by increased call centre functionality and IT platform development to enable future growth and additional functionality.

For the year ended 30 June 2005, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $370 million relates to NZ Wired, $110 million to NZ Wireless, $40 million to International, $110 million to Australian Operations and $20 million to Corporate and Other. There may be some upward pressure on this total due to the EV-DO build-out and capital expenditure associated with new contracted revenue, primarily in the Solutions business.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 63.0% at 30 September 2004, compared to 70.4% at 30 September 2003 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due).

Net debt was $3,715 million at 30 September 2004, a reduction of $41 million from net debt at 30 June 2004 of $3,756 million. A further reduction in debt is anticipated given the strength of operating cash flows and as a result Telecom may, from time-to-time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Cash was provided from/(applied to):
Cash received from customers	1,384	1,352	2.4
Payments to suppliers and employees	(915)	(811)	12.8
Net interest paid	(37)	(62)	(40.3)
Tax paid	(1)	(1)	—
Other operating cash flows	1	2	(50.0)

Net operating cash flows	432	480	(10.0)
Net purchase of fixed assets	(145)	(140)	3.6
Net purchase of short-term investments	(67)	(98)	(31.6)
Purchase of subsidiaries	(82)	—	NM
Net purchase of long-term investments	(1)	(3)	(66.7)

Net investing cash flows	(295)	(241)	22.4
Repayment of debt	(14)	(202)	(93.1)
Dividends paid	(182)	(64)	184.4
Contributed capital	5	2	150.0

Net financing cash flows	(191)	(264)	(27.7)
Net cash flow	(54)	(25)	116.0

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $432 million for Q1 2004-05, a decrease of $48 million (10.0%) from Q1 2003-04. This was due to increased payments to suppliers and employees partly offset by higher cash receipts from customers and lower interest payments compared to the prior period. Movements in working capital, particularly a decrease in accounts payable, have adversely impacted operating cash flow in the current quarter. Such differences reflect the timing of receipts and payments.

The net cash outflow for investing activities was $295 million for Q1 2004-05, an increase of $54 million (22.4%) reflecting the purchase of subsidiaries Gen-i and Computerland in the current period, partly offset by lower outflows for the purchase of short-term investments compared to the prior period.

The net cash outflow for financing activities was $191 million for Q1 2004-05, a decrease of $73 million (27.7%) compared to Q1 2003-04. The decrease in financing cash outflows was due primarily to decreased repayment of debt compared to the prior period, partly offset by an increase in the dividend paid as a consequence of the revised dividend policy.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Review of the Telecommunications Act 2001

The Minister of Communications, Hon Paul Swain, announced in October 2004 that the government is to undertake a review of the Telecommunications Act 2001. A discussion document will be released by the Ministry of Economic Development in November 2004.

The primary purpose of the review is stated to be fine-tuning and, where necessary, provide clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues

•	certainty and speed of processes for adding or altering regulated services

•	clarifying aspects of the TSO process

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

The implementation review is expected to identify both potential legislative and non-legislative initiatives that could improve achievement of the Act’s objectives, including the promotion of competition for the long-term benefit of end-users of telecommunications services.

Mobile termination rates

The Commerce Commission is undertaking an investigation under the Telecommunications Act 2001 into whether mobile phone call termination rates in New Zealand should be regulated.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission issued a Draft Report in October 2004 in which it recommended regulating the mobile termination price for voice calls on existing mobile networks.

The Commission excluded 3G networks from the draft recommendation citing the potentially damaging effects of delayed or reduced investment.

Wholesaling

In May 2003 the Commerce Commission released its final determination relating to the supply of certain services on a wholesale basis between Telecom and TelstraClear. Services covered by the Commission’s determination included business line rental and local calling, fixed-to-mobile services, directory assistance, voice messaging, business and residential broadband access and data services outside the major centres. The Commission set a discount rate of 16% off Telecom’s average retail prices for these services. The Commission’s determination was effective for 18 months from 12 May 2003.

Both parties applied for a pricing review (the 16% discount is benchmarked, as pricing review allows the Commission to determine the cost of each service in accordance with the Total Service Long Run Incremental Cost (TSLRIC) methodology) and the Commission continues to examine the issue. An outcome is not expected until late 2004 at the earliest. In the interim, Telecom is required to supply the services mandated at the initial price set (16% off average retail price).

In December 2003 TelstraClear made a separate application in respect of residential local access and calling services (including a number of residential bundles). In June 2004, the Commerce Commission made a final determination. Services covered by the determination include residential local access and calling, network messaging services, fax services, paging services and bundles of residential services. The determination enables TelstraClear, as a reseller, to supply many of Telecom’s products to its residential customers. Both parties have applied for a pricing review of this determination as well.

Interconnection

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls. Telecom has agreed new interconnection arrangements with other carriers with whom it exchanges calls in New Zealand within the last 12 months.

Both Telecom and TelstraClear have applied to the Commission for a final pricing review of the initial interconnection price determined by the Commission, which is based on an international benchmarking exercise. The Commission will now review the price on the basis of the TSLRIC, which is a forward-looking cost based methodology.

In February 2004 the Commerce Commission released a principles paper on the implementation of a TSLRIC Pricing Methodology for Access Determinations under the Telecommunications Act 2001. This paper forms the basis of the current pricing review process.

In early October 2004, Telecom commenced proceedings in the High Court seeking a declaratory judgement on whether the Commission has the power to backdate its price review Determinations. The Commission is of the view that the final pricing principle applies retrospectively to the period of the original Determination. Telecom is of the view that final pricing Determinations can only apply going forward.

Calculating Telecommunication Service Obligations Losses

In June 2004 the Commerce Commission released its draft determination on the calculation of Telecom’s net cost of complying with the telecommunication service obligations (TSO) for the period 1 July 2002 to 30 June 2003. The Commission used the same methodology to calculate the net TSO cost for 2002/03 as was used to produce the final TSO figure for 2001/02. The Commission has calculated the cost for that year to be $62.6 million. A conference on the draft determination was held in mid-August, with the final determination expected late in 2004.

The cost will be apportioned between Telecom, TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Equant New Zealand Limited, in proportion to their net revenues.

In February 2004 Vodafone lodged papers in the High Court seeking leave to appeal the Commission’s interpretation of “revenue” in the TSO determination. Because the application was late, Vodafone did not have an automatic right to have its appeal heard. Leave to appeal was declined, however Vodafone has another opportunity to litigate the same issues during the current TSO determination process. As the issues remain contentious, and the Commission’s views have not changed, Telecom expects further litigation following the release of the final calculation for the year ended 30 June 2003.

Local Loop Unbundling

In May 2004 the Minister of Communications, Hon Paul Swain, accepted the Commerce Commission’s recommendations on its Section 64 of the Telecommunications Act 2001 investigation into Local Loop Unbundling.

The Minister accepted the Commission’s findings and its recommendation that Telecom should be required to provide new entrants with an internet-grade wholesale ADSL service suitable for residential and small-medium enterprise customers that will allow entrants to develop and offer to consumers their own range of broadband products, this was referred to as Unbundled Bitstream Service (“UBS”).

The accepted recommendations did not include unbundling of the local loop, as a result of the costs and difficulties of that solution in comparison with the potential benefits.

In October 2004 Telecom released the first UBS product and is currently working towards providing a range of higher specification UBS services in 2005. In early October 2004 the Commission issued a press release indicating that it accepted that Telecom was complying with the undertakings made to the Commission in respect of the pricing of Unbundled Partial Circuits (“UPC”). Consequently the Commission has concluded that there is currently no reason to investigate whether further unbundling of Telecom’s data networks is required.

Telecom Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future Determinations by the Commerce Commission and also to clarify whether the Commission could backdate pricing reviews.

Telecom is not seeking to appeal any Determinations. The proceedings are narrowly focused and target Telecom’s concern that Determinations could go beyond the purpose of the legislation in the way that some services are defined.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 September 2004, Telecom held Southern Cross capacity with a book value of approximately NZ$348 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately NZ$24 million over the next three months.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$97 million (including accrued interest). Telecom has also provided contingent credit support of up to US$53 million in favour of SCCN’s senior bank syndicate.

Telecom’s contingent credit support will continue to reduce as additional market sales are made or other amounts are applied by SCCN towards the repayment of the portion of SCCN’s senior bank debt secured by the contingent credit support. Telecom will earn support fees, payable by SCCN, commensurate with its level of contingent credit support.

As at 30 September 2004, SCCN was capitalised via US$30 million of shareholders’ equity and had US$130 million of shareholder advances and US$135 million of senior bank debt. SCCN also held cash reserves of approximately US$29 million. SCCN expects to collect up to US$50 million from scheduled receipts against previously committed capacity sales.

Overcapacity has been a significant issue in the market for international bandwidth. Recent increases in broadband penetration rates in Australia and New Zealand have seen acceleration in the usage of international bandwidth. It is uncertain whether the recent improvements in utilisation rates will be sustained on an ongoing basis, however there is potential for an improvement in the outlook for Southern Cross.

Acquisition Of TCNZ Australia Minority Interest

In November 2004 Telecom acquired the 5% shareholding in TCNZ Australia Pty Limited that was previously held by the Commonwealth Bank of Australia. This shareholding was acquired for a nominal sum, equal to the amount received for the shares when originally issued to the bank.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire.

Bundled customer - A bundled customer has a pre-selected voice service plus either a mobile, internet or pay-TV service with AAPT.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EV-DO (Evolution Data Optimised) – A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

Full service customer - Voice customers can be either pre-select (long distance only) or full service (long distance plus rebill of Telstra supplied services, namely line rental, local calls, etc.).

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) – The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO – The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

		Quarter ended 30 September			Variation 2004:2003
(in NZ$ millions, except percentages)	2004	%	2003	%	$	%
Operating Revenues
Local Services	278	20.0	283	21.4	(5)	(1.8)
Calling
National	253	18.2	266	20.1	(13)	(4.9)
International	83	6.0	93	7.0	(10)	(10.8)
Other	8	0.6	9	0.7	(1)	(11.1)

	344	24.7	368	27.9	(24)	(6.5)
Interconnection	48	3.5	48	3.6	—	—
Cellular and other mobile	205	14.7	202	15.3	3	1.5
Data, internet and solutions
Data	189	13.6	174	13.2	15	8.6
Internet	56	4.0	56	4.2	—	—
Solutions	71	5.1	12	0.9	59	491.7

	316	22.7	242	18.3	74	30.6
Other operating revenues
Resale	82	5.9	74	5.6	8	10.8
Directories	57	4.1	55	4.2	2	3.6
Equipment	16	1.2	19	1.4	(3)	(15.8)
Miscellaneous other	34	2.4	28	2.1	6	21.4
Dividend from investments	1	0.1	2	0.2	(1)	(50.0)

	190	13.7	178	13.5	12	6.7

Total operating revenues	1,381	99.3	1,321	100.0	60	4.5
Abnormal revenue	10	0.7	—	—	10	NM

Total revenue	1,391	100.0	1,321	100.0	70	5.3

Operating expenses
Labour	178	12.9	145	11.0	33	22.8
Cost of Sales	409	29.6	380	28.8	29	7.6
Other operating expenses	240	17.4	242	18.3	(2)	(0.8)

Total operating expenses	827	59.9	767	58.1	60	7.8
EBITDA*	564	40.8	554	41.9	10	1.8
Depreciation and amortisation	192	13.9	209	15.8	(17)	(8.1)

Earnings from operations	372	26.9	345	26.1	27	7.8
Net Interest expense	(74)	(5.4)	(91)	(6.9)	17	(18.7)

Earnings before income tax	298	21.6	254	19.2	44	17.3
Income tax expense	(104)	(7.5)	(92)	(7.0)	(12)	13.0

Net earnings after income tax	194	14.0	162	12.3	32	19.8
Minority interest in profits of subsidiaries	(1)	(0.1)	—	—	(1)	NM

Net earnings	193	14.0	162	12.3	31	19.1

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not therefore attempt to present the Wired, Wireless and International businesses as stand-alone entities.

	Quarter Ended 30 September 2004
	Wired $ m	Wireless $ m	International $ m	Eliminations $ m	NZ Operations $ m
External revenue	810	187	35	—	1,032
Internal Revenue	2	—	51	(33)	20

	812	187	86	(33)	1,052
External expenses
Labour	(106)	(9)	(6)	—	(121)
Cost of sales	(90)	(83)	(40)	—	(213)
Other operating expenses	(132)	(30)	(8)	—	(170)
Depreciation	(90)	(26)	(16)	—	(132)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(33)	—	(6)	33	(6)

	(451)	(150)	(76)	33	(644)
Earnings from operations	361	37	10	—	408

	Quarter Ended 30 September 2003
	Wired $ m	Wireless $ m	International $ m	Eliminations $ m	NZ Operations $ m
External revenue	748	162	40	—	950
Internal revenue	6	1	51	(43)	15

	754	163	91	(43)	965
External expenses
Labour	(76)	(8)	(6)	—	(90)
Cost of sales	(59)	(60)	(41)	—	(160)
Other operating expenses	(128)	(29)	(8)	—	(165)
Depreciation	(95)	(38)	(18)	—	(151)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(36)	—	(12)	43	(5)

	(394)	(137)	(85)	43	(573)
Earnings from operations	360	26	6	—	392

Wired

Wired earnings from operations increased by $1 million for Q1 2004-05 compared with Q1 2003-04.

Wired revenues increased by $58 million (7.7%) for Q1 2004-05. Included in this revenue growth was $56 million revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004). Excluding Gen-i and Computerland, Wired revenue grew $2 million, with growth in data, interconnection and other revenue largely offset by declining calling revenues. Total expenses increased by $57 million (14.5%) for Q1 2004-05 compared with Q1 2003-04, largely due costs associated with the Gen-i and Computerland acquisitions, increases in labour and miscellaneous other operating costs, partly offset by lower depreciation costs.

Wireless

Wireless earnings from operations increased by $11 million (42.3%) for Q1 2004-05 compared with Q1 2003-04.

Wireless revenues increased by $24 million (14.7%) for Q1 2004-05 compared with Q1 2003-04 due to strong growth in data revenues through higher data volumes, voice revenues resulting from a higher connection base, higher handset sales and higher interconnection revenues from increased data volumes. Total expenses increased by $13 million (9.5%) in Q1 2004-05 compared with Q1 2003-04, largely due to higher cost of sales, interconnect costs associated with increased data volumes and higher handset sales. These were partly offset by a lower depreciation cost due to the impairment taken on the TDMA network in Q4 2003-04.

International

International earnings from operations increased by $4 million (66.7%) for Q1 2004-05 compared with Q1 2003-04.

International revenues decreased by $5 million (5.5%) for Q1 2004-05 compared with Q1 2003-04. Inwards calling revenue for the current quarter decreased, driven by lower average prices and lower call minutes. The decrease in average price was largely due to an appreciation in the average NZD:USD exchange rate – the average exchange rate for the quarter was 12% higher than in the prior corresponding period. The net external margin from transit traffic decreased by 18.2% compared to the corresponding period in the prior year due to the stronger New Zealand dollar and lower per minute margins reflecting market pressure.

Total expenses decreased by $9 million (10.6%) for Q1 2004-05 compared with Q1 2003-04. The current year decline is largely due to lower depreciation costs resulting from a reduction in accelerated depreciation on international cables and lower internal expenses resulting from a rationalisation of internal trading arrangements (which is offset by lower internal revenue in Wired and Wireless).

Australian Consumer in New Zealand dollars

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Operating revenues
Calling	58	60	(3.3)
Cellular and other mobile	32	47	(31.9)
Data and internet	4	3	33.3
Resale	73	63	15.9

	167	173	(3.5)
Operating expenses
Labour	3	3	—
Cost of sales	108	113	(4.4)
Other operating expenses	21	24	(12.5)
Internal expenses	2	3	(33.3)

	134	143	(6.3)
Segment Contribution	33	30	10.0

Australian Business in New Zealand dollars

	Quarter ended 30 September
	2004 $ m	2003 $ m	Change %
Operating revenues
Local service	11	13	(15.4)
Calling	59	60	(1.7)
Cellular and other mobile	7	8	(12.5)
Interconnection	10	16	(37.5)
Internet and data	68	70	(2.9)
Resale	9	11	(18.2)
Other operating revenue	17	18	(5.6)
Internal revenue	5	5	—

	186	201	(7.5)
Operating expenses
Labour	16	19	(15.8)
Cost of sales	88	103	(14.6)
Other operating expenses	13	14	(7.1)
Internal expenses	17	14	21.4

	134	150	(10.7)
Segment Contribution	52	51	2.0

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the three months ended 30 September 2004 (unaudited)

		Three months ended 30 September		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2004 NZ$	2003 NZ$	2004 NZ$
Operating revenues
Local service		278	283	1,120
Calling	2	344	368	1,446
Interconnection		48	48	193
Cellular and other mobile services		205	202	813
Data, internet and solutions	2	316	242	1,004
Other operating revenues	2	190	178	776
Abnormal revenues	3	10	—	28

		1,391	1,321	5,380

Operating expenses
Labour		178	145	594
Cost of sales		409	380	1,472
Other operating expenses		240	242	942
Abnormal Expenses	3	—	—	121

		827	767	3,129

Earnings before interest, taxation, depreciation and amortisation		564	554	2,251
Depreciation and amortisation	4	192	209	823

Earnings before interest and taxation		372	345	1,428
Interest income		8	3	27
Interest expense		(82)	(94)	(361)

Earnings before income tax		298	254	1,094
Income tax expense		(104)	(92)	(337)

Earnings after income tax		194	162	757
Minority interests in profit of subsidiaries		(1)	—	(3)

Net earnings attributable to shareholders		193	162	754

Net earnings per share		$0.100	$0.085	$0.392

Weighted average number of ordinary shares outstanding (in millions)		1,939	1,914	1,922

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the three months ended 30 September 2004 (unaudited)

		Three months ended 30 September		Year ended 30 June
(Dollars in millions)	note	2004 NZ$	2003 NZ$	2004 NZ$
Equity at the beginning of the period		2,208	1,767	1,767
Total recognised revenues and expenses
Net earnings attributable to shareholders		193	162	754
Minority interests in profits of subsidiaries		1	—	3
Movement in foreign currency translation reserve		(51)	(27)	(45)

		143	135	712
Contributions from owners
Capital contributed		33	52	163
Movement in deferred compensation		1	—	1

		34	52	164
Distribution to owners
Dividends:
Parent	5	(206)	(108)	(488)
Minority interest		(2)	(2)	(2)
Tax credit on supplementary dividends		23	13	55

		(185)	(97)	(435)

Equity at the end of the period		2,200	1,857	2,208

Represented by:
Contributed capital		1,904	1,760	1,871
Foreign currency translation reserve		(339)	(270)	(288)
Minority interests		2	—	3
Retained earnings		630	366	620
Deferred compensation		3	1	2

Equity at the end of the period		2,200	1,857	2,208

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 September 2004 (unaudited)

	30 September		30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2004 NZ$
ASSETS
Current assets:
Cash	184	95	238
Short-term investments	316	162	247
Receivables and prepayments	1,003	892	971
Inventories	49	51	50

Total current assets	1,552	1,200	1,506
Long-term investments	760	951	767
Intangibles	951	1,000	915
Fixed assets	4,259	4,528	4,312

Total non-current assets	5,970	6,479	5,994

Total assets	7,522	7,679	7,500

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	988	1,026	931
Debt due within one year	787	472	803

Total current liabilities	1,775	1,498	1,734
Deferred taxation	119	120	120
Long-term debt	3,428	4,204	3,438

Total non-current liabilities	3,547	4,324	3,558

Total liabilities	5,322	5,822	5,292

Equity:
Shareholders’ funds	2,198	1,857	2,205
Minority interest	2	—	3
Total equity	2,200	1,857	2,208

Total liabilities and equity	7,522	7,679	7,500

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the three months ended 30 September 2004 (unaudited)

		Three months ended 30 September		Year ended 30 June
(Dollars in millions)	note	2004 NZ$	2003 NZ$	2004 NZ$
Cash flows from operating activities
Cash was provided from/(applied to):
Cash received from customers		1,384	1,352	5,306
Interest income		4	2	21
Dividend income		1	2	5
Payments to suppliers and employees		(915)	(811)	(2,925)
Payments from provisions		—	—	—
Income tax paid		(1)	(1)	(352)
Interest paid on debt		(41)	(64)	(374)

Net cash flows from operating activities	6	432	480	1,681

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of fixed assets		1	2	10
Purchase of short-term investments, net		(67)	(98)	(186)
Purchase of subsidiary companies		(82)	—	—
Purchase of long-term investments		(1)	(3)	(5)
Sale of long-term investments		—	—	198
Purchase of fixed assets		(144)	(140)	(627)
Capitalised interest paid		(2)	(2)	(7)

Net cash flows applied to investing activities		(295)	(241)	(617)

Cash flows from financing activities
Cash was provided from/(applied to):
Repayment of long-term debt		—	(210)	(560)
(Repayment of)/proceeds from short-term debt, net		(14)	8	(54)
Capital contributed		5	2	14
Dividends paid		(182)	(64)	(346)

Net cash flows applied to financing activities		(191)	(264)	(946)

Net cash flow		(54)	(25)	118
Opening cash position		238	120	120

Closing cash position		184	95	238

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with Financial Reporting Standard (“FRS”) No.24: “Interim Financial Statements”, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2004.

The financial statements for the three months ended 30 September 2004 are unaudited. The financial information for the year ended 30 June 2004 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the three months ended 30 September 2004. The accounting policies used in the preparation of the financial statements for the three months ended 30 September 2004 are consistent with those used in the preparation of the published financial statements for the three months ended 30 September 2003 and the year ended 30 June 2004.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

NOTE 2	REVENUE

	Three months ended 30 September		Year ended 30 June
(Dollars in millions)	2004 NZ$	2003 NZ$	2004 NZ$
Calling
National	253	266	1,045
International	83	93	364
Other	8	9	37

	344	368	1,446

Data, internet and solutions
Data	189	174	721
Internet	56	56	229
Solutions	71	12	54

	316	242	1,004

Other operating revenues
Resale	82	74	317
Directories	57	55	221
Equipment	16	19	72
Miscellaneous other	34	28	161
Dividends from other investments	1	2	5

	190	178	776

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS

	Three months ended 30 September		Year ended 30 June
(Dollars in millions)	2004	2003	2004
	NZ$	NZ$	NZ$
Abnormal Revenues
Sale of Telecom Retail Stores	10	—	—
Gain on sale of Sky shares	—	—	28

	10	—	28

Abnormal Expenses
Partial Recovery of AOL|7 write-down	—	—	(12)
Write-down of TDMA network	—	—	110
Write-down of Australian LMDS assets	—	—	23

	—	—	121

Abnormal Revenues

Sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to Australian retailer Leading Edge Group for $16.4 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on sale of Sky shares

In October 2003 Telecom sold all its shares in Sky Network Television Limited (Sky) to Independent Newspapers Limited (INL). Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Partial recovery of AOL|7 write-down

In the year ended 30 June 2002 shareholder advances of A$115 million to AOL|7 were fully written down as they were not expected to be recoverable. In the period ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount has been credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis has been geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) was recognised at 30 June 2004 to write the network down to its assessed value.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	ABNORMAL ITEMS (continued)

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network did not grow to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed value at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed recoverable value.

NOTE 4	DEPRECIATION AND AMORTISATION

	Three months ended 30 September		Year ended 30 June 2004
(Dollars in millions)	2004	2003
	NZ$	NZ$	NZ$
Depreciation	174	192	755
Amortisation	18	17	68

	192	209	823

NOTE 5	DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2004, 4,134,097 shares with a total value of $24 million were issued in lieu of a cash dividend (three months ended 30 September 2003: 9,194,972 shares with a total value of $45 million; year ended 30 June 2004: 27,477,890 shares with a total value of $142 million).

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June 2004
(Dollars in millions)	2004	2003
	NZ$	NZ$	NZ$
Net earnings attributable to shareholders	193	162	754
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	192	209	823
Bad and doubtful accounts	11	14	36
Deferred income tax	(1)	(6)	(7)
Minority interests in losses of subsidiaries	1	—	3
Abnormal revenues and expenses	—	—	105
Other	—	—	(6)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(20)	18	(72)
Decrease/(increase) in inventories	5	(9)	(8)
Increase/(decrease) in current taxation	103	97	(8)
Increase/(decrease) in accounts payable and related items	(52)	(5)	61

Net cash flows from operating activities	432	480	1,681

NOTE 7	COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2004, minimum rental commitments for all non-cancellable operating leases were $242 million (30 September 2003: $224 million; 30 June 2004: $268 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 September 2004, there were no outstanding lease commitments (30 September 2003: nil; 30 June 2004: nil).

Capital Commitments

At 30 September 2004, capital expenditure amounting to $122 million (30 September 2003: $71 million; 30 June 2004: $103 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

Additionally, Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$12 million due in the year ending 30 June 2005.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8	CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$4 million as at 30 September 2004 (30 September 2003: A$1 million; 30 June 2004: $5 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom is providing contingent credit support for up to approximately US$53 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further amounts are applied by Southern Cross towards the repayment of the portion of its senior debt secured by the contingent credit support.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9	SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 November 2004, the Board of Directors approved the payment of a first quarter dividend of $185 million, representing 9.5 cents per share. In addition, a supplementary dividend totalling approximately $24 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 10	QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues	Abnormal items	EBITDA*	Earnings before interest and tax	Net earnings attributable to shareholders	Net earnings per share
	$	$	$	$	$	$
Quarter ended:
30 September 2004	1,391	10	564	372	193	0.100

	1,391	10	564	372	193	0.100

Quarter ended:
30 September 2003	1,321	—	554	345	162	0.085
31 December 2003	1,352	28	590	388	203	0.106
31 March 2004	1,359	12	637	431	232	0.120
30 June 2004	1,348	(133)	470	264	157	0.081

Year ended 30 June 2004	5,380	(93)	2,251	1,428	754	0.392

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

10

5 November 2004

MEDIA RELEASE

Figures show it really is the “Year of Broadband”

New Zealanders have been connecting to broadband in record numbers since the introduction of new high-speed, flat-rate plans last month.

“Broadband has been selling at an unprecedented rate,” Telecom Chief Executive Theresa Gattung said today.

The new Xtra JetStream range includes plans that run on 1Mbps and 2Mbps with no extra charge for going over the usage caps.

“JetStream sales are growing rapidly. We’ve been signing up around 800 new broadband customers a day – and last weekend was our best weekend yet, six times higher than the weekend average over the last six months.

“We’re well on track to reach the target of broadband in 250,000 Kiwi households by the end of 2005,” Ms Gattung said.

Figures released today showed that as at 30 September 2004, before the new plans were available, Telecom had 98,000 residential customers on JetStream – double the number of a year earlier.

With business connections added, Telecom had 139,000 JetStream connections at 30 September 2004.

Telecom today delivered the first of its quarterly broadband reports to the Commerce Commission. The report excludes customers on 128kbps plans and on that basis Telecom reported 74,500 residential customers and 41,000 business customers on broadband.

Ms Gattung said the number of customers on 128kbps plans fell by 13,000 to 24,000 over the year as customers switched to higher-speed broadband plans. Telecom is on a programme to switch all those customers to higher-speed plans in coming months.

“We’re excited that broadband is starting to take off in New Zealand. In some parts of the country such as Auckland, more than 10% of households now have broadband. It is also great to see similar levels of uptake occurring in some of the provincial centres such as Queenstown, Wanaka and Kerikeri.

“If you look at the experience of other innovations such as pay TV or DVDs, that’s the point where a service moves from a minority interest to a “must have” in the mass market.

“With the cost of switching from dial-up to high-speed broadband now just the equivalent of three cups of coffee a month, it’s easy to see why so many families are getting into it.

“As broadband is now moving into that stage, we’re exploring extra value we can add such as making more education content available on line.

“We want to work with the Government and others to develop those services. Project PROBE has shown that co-operation can really bring results.

“PROBE was all about the Government working with suppliers to deliver broadband to schools and their communities, particularly in rural New Zealand. We’re about to pass some important milestones in our PROBE regions which mean that, along with the work that others have been doing, the vast majority of New Zealand schoolchildren will start the 2005 school year within reach of broadband.

“More than half of all secondary schools are on broadband, and more than 100,000 students are benefiting from our managed, secure Internet and video-conferencing service, SchoolZone.

“There’s a revolution going on in New Zealand schools and we’re excited to be part of it.”

Ms Gattung said Telecom has always believed wholesale would be a significant part of broadband’s growth story in New Zealand.

“I’m pleased to say we have overcome the technical difficulties we encountered with the Unbundled BitStream Service. UBS will now be available for other ISPs to develop their own broadband plans from 8 November, allowing ISPs to switch over from the interim UBS plan we’ve had in place.

“We regret the problem we encountered with UBS because, as with the wholesaling of residential and business services, we want to demonstrate that we’re committed to the success of the regime.

“We’ve made public commitments to launch higher speed UBS plans early in 2005. And it’s important to note that all our JetStream plans are available to other ISPs on a resale and wholesale basis.”

Ms Gattung said it was very pleasing that the Commerce Commission has confirmed it is satisfied that Telecom is meeting its commitment to offer Unbundled Partial Circuits (UPC) which allows other carriers to deliver high-end data services to their customers using Telecom’s network.

ENDS

For media inquiries, please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9869

027 232 4303

5 November 2004

MEDIA RELEASE

Telecom first quarter result on track

Overview of Group results

	Quarter ended (NZ$m)
	30 Sept 04	30 Sept 03	Change %
Operating revenues	1,381	1,321	4.5
Abnormal items	10	—	NM
Total revenue	1,391	1,321	5.3
Adjusted EBITDA*	554	554	—
Reported net earnings	193	162	19.1
Adjusted net earnings	183	162	13.0
Net debt	3,715	4,419	15.9
Adjusted earnings per share	9.4c	8.5c	10.6

*	Earnings before interest, taxation, depreciation and amortisation.

Note: Adjusted figures exclude abnormal items

Note: All comparisons in the above table and commentary below relate to the quarter ended 30 September 2004 unless otherwise stated. All figures are in New Zealand dollars unless otherwise stated.

Telecom reported first quarter net earnings after tax of $193 million, an increase of 19.1% on the same quarter in 2003.

Reported net earnings included an abnormal item of $10 million relating to the gain on sale of 15 business retail stores to Australian retailer Leading Edge Group. The transaction was completed on 30 September 2004.

When adjusted for the sale of the business retail stores Net Earnings were $183 million, an increase of 13%. Total revenue for the first quarter was $1,381 million.

Telecom Chief Executive Theresa Gattung said the Group’s earnings performance was on track with the company focussed on greater investment in key parts of the businesses to drive future growth.

1

“The September quarter featured strong performances in mobile and broadband in New Zealand and this is a reflection of the investment initiatives that we are targeting in 2004-2005.

“In mobile we had the strongest revenue growth in several quarters up 13% - with mobile data again being a highlight. CDMA customers now account for 85% of total cellular revenues.

“We’ll be launching Telecom’s new 3G mobile service, T3G, next week and we expect this to further stimulate mobile data growth.

“The quarter was also a record for connection growth for broadband as we continue to work towards achieving our target of 250,000 residential customers in New Zealand by the end of 2005.”

Ms Gattung said revenue growth, lower depreciation and lower net interest due to reduced debt levels improved the Group’s bottom line performance.

“The Group’s total revenues increased by $70 million largely due to the acquisitions of Gen-i and Computerland which will add further capability to our growing IT business.

“Telecom’s Australian business remained on track with continued growth in customer numbers and tailored service offerings.”

New Zealand

•	Operating revenue was $1,052 million, an increase of 9%

•	Excluding the Gen-i and Computerland revenue, the increase in operating revenue was 3.2% to $996 million

•	Operating expenses were $510 million, up 21.4%

•	Excluding the Gen-i and Computerland operating expenses, the increase in operating expenditure was 8.6% to $456 million

•	Data, internet and solutions revenue rose 44.4% to $244 million

Local service

•	Total revenue was $267 million down 1.1%

•	Residential landlines increased approximately 2,900 to 1,424,000

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide).

•	Total revenue was $227 million, down 8.5%

2

•	National calling revenue was $160 million, a decrease of 3.6%

•	International revenue was $57 million, down 19.7%

National calling revenues reflected lower call minutes which was partly due to the use of e-mail, internet and mobile substitution including text messaging. International calling was also impacted by competitive pressures as well as the strengthening of the New Zealand dollar which was 12% higher than the comparative period.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, rose 18.8 percent to $38 million, driven primarily by mobile interconnection revenue from text messaging growth.

Mobile provides voice and data services on Telecom’s 027 (CDMA) and 025 (TDMA) networks

•	Total mobile revenues rose 12.9% to $166 million

•	Mobile data continues to be a highlight with a rise of 120% to $22 million

•	Total connections at 30 September 2004 grew by 92,000 to 1,367,000 over the 12 month period from 30 September 2003

•	Total ARPU (average revenue per user) grew 5.2% to $36.40 excluding interconnection due to the growth in mobile data services.

Data, Internet and Solutions

•	Jetstream revenue increased 63.2% to $31 million

•	Record connection growth in the September quarter with 20,000 new broadband customers added

•	As at 30 September 2004 Telecom had 139,000 Jetstream connections an increase of 60,000 compared with 30 September 2003

•	Telecom had 98,000 residential Jetstream customers at 30 September 2004 compared with 49,000 at the same time a year ago, an increase of 100%

Directories

•	Directories revenue grew by 3.6% to $57 million for the first quarter

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenue was stable at $A326 million

•	EBITDA rose 3.6% to $A29 million

3

Australian Consumer comprises AAPT’s residential and small business fixed line, mobile, and Internet operations.

•	Operating revenue grew 1.3% to $A155 million

•	The fixed line customer base at 30 September 2004 of 488,000 has increased by 8.4% compared with 30 September 2003

•	Segment contribution increased 19.2% to $A31 million

Growth in fixed line customers boosted revenues as AAPT continued to target high use, multiple service customers. The decline in mobile revenues was due to the transfer of the “No Plans” pre-paid customer base to Vodafone as indicated last quarter and the move away from selling mobile as a stand-alone product.

Australian Business comprises AAPT’s operations in business, corporate, government and wholesale market, and TCNZA.

•	Segment contribution increased 2.1% to $A48 million

•	Operating revenue was $A171 million, a decrease of 4.5%

Volume growth across most product lines was offset by lower prices across voice, data and internet products.

Dividend

Telecom will pay a fully imputed fourth quarter dividend of NZ9.5 cents on 10 December 2004 in New Zealand and Australia, and 17 December 2004 in the United States.

The books’ closing dates are 26 November 2004 in New Zealand and 25 November 2004 for the United States.

Capital expenditure for the first quarter ended 30 September 2004 was $130 million, an increase of 42.9% compared with the same quarter in 2003. Telecom is forecasting to spend approximately $650 million for the 2004-2005 year.

Detailed information: The Management Commentary, condensed accounts and presentation can be found at the investor section of www.telecom.co.nz.

For further information, please contact:

John Goulter

Public Affairs and Government Relations Manager

04 498 9369 or 027 232 4303

Or

Phil Love

Senior Corporate Affairs Executive

027 244 8496

4

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

PRELIMINARY THREE MONTHS REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the three months ended 30 September 2004

(referred to in this report as the “three months”)

Preliminary three months report on consolidated results (including the results for the previous corresponding three months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on audited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*Consolidated Statement Financial Performance
	Current THREE MONTHS $NZ’000	*Up/Down %	Previous corresponding THREE MONTHS $NZ’000
1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1 OPERATING REVENUE
(a) Trading Revenue	1,381,000	4.5%	1,321,000
(b) Other Revenue	10,000		—
(c) Total Operating Revenue	1,391,000	5.3%	1,321,000
1.2 OPERATING *SURPLUS BEFORE TAXATION	298,000	17.3%	254,000
(a) Less taxation on operating result	(104,000)	13.0%	(92,000)
1.3 OPERATING *SURPLUS AFTER TAX	194,000	19.8%	162,000
(a) Extraordinary Items after Tax [detail in Item 3]	—		—
(b) Unrealised net change in value of investment properties	—		—
1.4 NET *SURPLUS FOR THE PERIOD	194,000	19.8%	162,000
(a) Net *Surplus attributable to minority interests	(1,000)		—
1.5 NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	193,000	19.1%	162,000

	*Consolidated Statement of Financial Performance
	Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ THREE MONTHS
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
(a) Interest revenue included in Item 1.2	8,000	3,000
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)	10,000	—
(c) Equity earnings (gain/loss) (detail - Item 16)	—	—
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(82,000)	(94,000)
(e) Leasing and renting expenses	(12,000)	(14,000)
(f) Depreciation	(174,000)	(192,000)
(g) Diminuton in the value of assets (other than depreciation)	—	—
(h) Amortisation of goodwill	(17,000)	(17,000)
(i) Amortisation of other intangible assets	(1,000)	—
(j) Impairment of goodwill	—	—
(k) Impairment of other intangible assets	—	—

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

	Consolidated Statement of Financial Performance
	Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
2.2 SUPPLEMENTARY ITEMS
(a) # Interest costs excluded from Item 2.1(d) and capitalised	(2,000)	(2,000)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
(c) Unrecognised differences between the carrying value and market value of publicly traded investments	37,909	53,209
# Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

	Group - Current *Half Year/Three Months
	Operating Revenue $NZ’000	Operating Surplus $NZ’000
3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
DETAILS AND COMMENTS
Discontinued Activities:
(Disclose Operating Revenue and Operating Surplus)
TOTAL DISCONTINUED ACTIVITIES
Material Unusual (including Non Recurring) Items (included in 1.2)
Description:
Sale of Telecom retail stores	10,000	10,000
TOTAL MATERIAL NON RECURRING ITEMS	10,000	10,000
Extraordinary Items (Ref. Item 1.3(a))
Description:
TOTAL EXTRAORDINARY ITEMS

	Statement of Movements In Equity
	Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
4 STATEMENT OF MOVEMENTS IN EQUITY
4.1 *NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	193,000	162,000
(a) *Net Surplus attributable to minority interest	1,000	—
4.2 OTHER RECOGNISED REVENUE AND EXPENSES
(a) *Increases (decreases) in revaluation reserves	—	—
(b) Currency Translation Differences	(51,000)	(27,000)
(c) Minority interest in other recognised revenue and expenses	—	—
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	143,000	135,000
4.4 OTHER MOVEMENTS
(a) Contributions by Owners	34,000	52,000
(b) Distributions to Owners	(185,000)	(97,000)
(c) Other	—	—
4.5 EQUITY AT BEGINNING OF THREE MONTHS*	2,208,000	1,767,000
4.6 EQUITY AT END OF THREE MONTHS	2,200,000	1,857,000

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

Earnings Per Security
	Current THREE MONTHS $NZ		Previous corresponding THREE MONTHS $NZ
5 EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
(a) Basic EPS		0.100	0.085
(b) Diluted EPS (if materially different from (a))		N/A	N/A
6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(d) Date from which such contribution has been calculated
$

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a) Name of subsidiary or group of subsidiaries
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the THREE MONTHS
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

•	Operating revenue:

•	Sales to customers outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

Geographical

•	Operating revenue:

•	Sales to customers outside the group

•	Intersegment sales

•	Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

		Consolidated Statement of Financial Position
(Note (VIII) attached has particular relevance for the preparation		At end of current THREE MONTHS $NZ’000	As shown in last Annual Report $NZ’000	At end of previous THREE MONTHS $NZ’000
9 CURRENT ASSETS:
(a) Cash		184,000	238,000	95,000
(b) Trade receivables		610,000	564,000	540,000
(c) Investments		316,000	247,000	162,000
(d) Inventories		49,000	50,000	51,000
(e) Other assets, current		393,000	407,000	352,000
TOTAL CURRENT ASSETS		1,552,000	1,506,000	1,200,000
9.1 NON-CURRENT ASSETS
(a) Trade receivables		—	—	—
(b) Investments		760,000	767,000	951,000
(c) Inventories		—	—	—
(d) Property, plant and equipment		4,259,000	4,312,000	4,528,000
(e) Goodwill		913,000	875,000	962,000
(f) Deferred Taxation Assets		—	—	—
(g) Other Intangible Assets		38,000	40,000	38,000
(h) Other assets, non current		—	—	—
9.2 TOTAL NON-CURRENT ASSETS		5,970,000	5,994,000	6,479,000
9.3 TOTAL ASSETS		7,522,000	7,500,000	7,679,000
9.4 CURRENT LIABILITIES
(a) Trade Creditors		623,000	620,000	706,000
(b) Income in advance, current		—	—	—
(c) Secured loans		—	—	—
(d) Unsecured loans		787,000	803,000	472,000
(e) Provisions, current		—	—	—
(f) Other liabilities, current		365,000	311,000	320,000
TOTAL CURRENT LIABILITIES		1,775,000	1,734,000	1,498,000
9.5 NON-CURRENT LIABILITIES
(a) Accounts payable, non-current		—	—	—
(b) Secured loans		—	—	—
(c) Unsecured loans		3,428,000	3,438,000	4,204,000
(d) Provisions, non-current		—	—	—
(e) Deferred Taxation Liability, non-current		119,000	120,000	120,000
(f) Other liabilities, non-current		—	—	—
9.6 TOTAL NON-CURRENT LIABILITIES		3,547,000	3,558,000	4,324,000
9.7 TOTAL LIABILITIES		5,322,000	5,292,000	5,822,000
9.8 NET ASSETS		2,198,000	2,208,000	1,857,000
9.9 SHAREHOLDERS’ EQUITY
(a) Share capital (optional)		1,904,000	1,871,000	1,760,000
(b) Reserves (optional)	(i) Revaluation reserve	—	—	—
	(ii) Other reserves	(339,000)	(288,000)	(270,000)
(c) Deferred compensation		3,000	2,000	1,000
(d) Retained Surplus		630,000	620,000	366,000
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		2,198,000	2,205,000	1,857,000
(a) Minority equity interests in subsidiaries		2,000	3,000	—
9.11 TOTAL SHAREHOLDERS’ EQUITY		2,200,000	2,208,000	1,857,000
(a) Returns on Assets (%) (EBIT divided by Total Assets)		19.8%	19.0%	18.0%
(b) Return on Equity (%) (Net Income divided by Shareholders’ Equity)		35.1%	34.2%	34.9%
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)		241.9%	239.7%	313.5%

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

	Consolidated Statement THREE MONTHS
(See Note (IX) attached )	Current THREE MONTHS $NZ’000	Corresponding THREE MONTHS $NZ’000
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES
(a) Receipts from customers	1,384,000	1,352,000
(b) Interest received	4,000	2,000
(c) Dividends received	1,000	2,000
(d) Payments to suppliers and employees	(915,000)	(811,000)
(e) Interest paid	(41,000)	(64,000)
(f) Income taxes paid	(1,000)	(1,000)
(g) Other cash flows relating to operating activities	—	—
NET OPERATING FLOWS	432,000	480,000
(See Note (IX) attached )
11 CASH FLOWS RELATING TO INVESTING ACTIVITIES
(a) Cash proceeds from sale of property, plant and equipment	1,000	2,000
(b) Cash proceeds from sale of equity investments	(67,000)	(98,000)
(c) Loans repaid by other entities	—	—
(d) Cash paid for purchases of property, plant and equipment	(144,000)	(140,000)
(e) Interest paid - capitalised	(2,000)	(2,000)
(f) Cash paid for purchases of equity investments	(1,000)	(3,000)
(g) Loans to other entities	—	—
(h) Other cash flows relating to investing activities	(82,000)	—
NET INVESTING CASH FLOWS	(295,000)	(241,000)
(See Note (IX) attached )
12 CASH FLOWS RELATED TO FINANCING ACTIVITIES
(a) Cash proceeds from issue of shares, options, etc.	5,000	2,000
(b) Borrowings	—	8,000
(c) Repayment of borrowings	(14,000)	(210,000)
(d) Dividends paid	(182,000)	(64,000)
(e) Other cash flows relating to financing activities	—	—
NET FINANCING CASH FLOWS	(191,000)	(264,000)
(See Note (IX) attached )
13 NET INCREASE (DECREASE IN CASH HELD)	(54,000)	(25,000)
(a) Cash at beginning of THREE MONTHS	238,000	120,000
(b) Exchange rate adjustments to Item 12.3(a) above	—	—
(c) Cash at end of THREE MONTHS	184,000	95,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:____________________________________________________________________________________

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

	Current THREE MONTHS NZ$’000	Previous Corresponding THREE MONTHS NZ$’000
15 RECONCILIATION OF CASH
For the purposes of the above Statement of cash flows, cash includes:
________________________________________________________
________________________________________________________
THREE MONTHS as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
Cash on hand and at bank	184,000	95,000
Deposits at call	—	—
Bank overdraft	—	—
Other (provide details eg Term Deposits	—	—
THREE MONTHS (Item 13(c) above)	184,000	95,000

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1	GROUP SHARE OF RESULTS OF ASSOCIATES

Equity Earnings
	Current THREE MONTHS $NZ’000	Previous corresponding THREE MONTHS $NZ’000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	—	—
(b) Less tax	—	—
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	—	—
(i) Extraordinary items	—	—
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

16.2	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a)	The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of THREE MONTHS		Contribution to net *surplus (deficit) (Item 1.5)
Equity Accounted Associates	Current THREE MONTHS	Previous Corresponding THREE MONTHS	Current THREE MONTHS NZ$’000	Previous Corresponding THREE MONTHS NZ$’000
			Equity Accounted in current year
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL|7 Pty Limited	—	33%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—
Other Material Interests			Not Equity Accounted in current year

(b) Investments in Associates
	Current THREE MONTHS $NZ’000	Previous Corresponding THREE MONTHS $NZ’000
Carrying value of investments in associates beginning of half year/	—	—
full year
Share of changes in associates’ post acquisition surpluses/and reserves:
- Retained surplus	—	—
- Reserves	—	—
Net goodwill amortisation and impairment adjustments in the period	—	—
Less Dividends received in the period	—	—
THREE MONTHS	—	—
THREE MONTHS

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

17 THREE MONTHS

Category of Securities	Number Issued	Quoted		Number Cents		Paid-Up Value (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current full year

	1

ORDINARY SHARES:
Opening balance	1,936,947,744
issued during current full year	6,174,545

	1,943,122,289

CONVERTIBLE NOTES
issued during current full year	—
	$300m
					Weighted average
OPTIONS:	Issued		Quoted		Exercise Price	Expiry Date
issued during current full year	5,177,035				5.248	Jun 07 - Sep 10

Outstanding at end of current full year

DEBENTURES - Totals only:	$362 million	$
UNSECURED NOTES - Totals only:	$327 million	$
OTHER SECURITIES		$		$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current full year

Refer Management Commentary

(b)	Significant trends or events since end of current full year

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

Nil

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2004 Annual Report

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

(f)	Other comments

Refer Management Commentary

Appendix 1 (Rule 10.4)

Preliminary Half/Full Year Report

19	DIVIDEND

(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

9.63%

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

6.45%

20	ANNUAL MEETING (if full year report)

(a) To be held at

(b) Date	Time:

(c) Approximate date of availability of Annual Report

THREE MONTHS report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 November 2004

(signed by) Authorised Officer of Listed Issuer	(date)

* Delete as required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	12 November 2004